SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G/A

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 2)

New Pacific Metals Corp.
(Name of Issuer)

Common Shares
(Title and Class of Securities)

64782A107
(CUSIP Number)

September 29, 2023
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

  Rule 13d-1(b)

  Rule 13d-1(c)

  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 64782A107

1	NAME OF REPORTING PERSON Pan American Silver Corp.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) (b)
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER 19,807,848
6 SHARED VOTING POWER 0
7 SOLE DISPOSITIVE POWER 19,807,848
8 SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,807,848
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 11.6% [1]
12	TYPE OF REPORTING PERSON CO

1 Calculated based on 170,813,340 Common Shares of New Pacific Metals Corp. issued and outstanding as of September 29, 2023.

CUSIP No. 64782A107

 Item 1.

(a)	The name of the issuer is New Pacific Metals Corp. (the "Issuer").

(b)	The Issuer's principal executive offices are located at:

Suite 1750 – 1066 W. Hastings Street
Vancouver, British Columbia
Canada V6E 3X1

Item 2.

(a)	The names of the person filing this Schedule 13G (this "Statement") is:

        Pan American Silver Corp.

(b)	The principal business office for each of the Reporting Persons is

         1500-625 Howe Street
Vancouver, British Cumbia
Canada V6C 2T6

(c)	Citizenship:

         Canada

(d)	This Statement relates to the Common Shares of the Issuer.

(e)	The CUSIP Number of the Common Shares is 64782A107.

Item 3.	Filing Category.

Not applicable.

CUSIP No. 64782A107

Item 4.	Ownership.

(a)    Amount beneficially owned: See Item 9 of cover page.

    (b)    Percent of Class:  See Item 11 of cover page.

    (c)    Number of shares as to which such person has:

        (i)    Sole power to vote or to direct the vote:

            See Item 5 of cover page.

        (ii)    Shared power to vote or to direct the vote of shares:

            See Item 6 of cover page.

        (iii)    Sole power to dispose or to direct the disposition of shares:

            See Item 7 of cover page.

        (iv)    Shared power to dispose or to direct the disposition of shares:

            See Item 8 of cover page.

Item 5.	Ownership of 5 Percent or Less of a Class.

Not Applicable.

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable.

CUSIP No. 64782A107

Item 8.	Identification and Classification of Members of a Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certifications

Not Applicable.

CUSIP No. 64782A107

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  September 29, 2023

PAN AMERICAN SILVER CORP.

By:	/s/ “Delaney Fisher”
Name: Title:	Delaney Fisher SVP, Associate General Counsel and Corporate Secretary